EXHIBIT 99.14

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Michael K. Murphy, P. Eng.

Suite 225 – 180 Shirreff Avenue

Century Centre Plaza

North Bay, ON

Email: mickey.murphy@stantec.com

I, Michael K. Murphy, am a Professional Engineer, employed as Project Manager, with Stantec Consulting Ltd. located at Suite 225 – 180 Shirreff Avenue, Century Centre Plaza, North Bay, Ontario.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a graduate of Laurentian University in Sudbury Ontario, with a Bachelor of Engineering in Mining Engineering in 1994. I am registered with the Professional Engineers of Ontario (PEO) as a P.Eng. (no. 90500299).

I have practiced my profession continuously since 1994. I have worked as a Mining Engineer in underground hard rock mining operations for 12 years and as a Consulting Mining Engineer conducting mining studies for underground hard rock mining for 15 years.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I visited the Lamaque Project site for a personal inspection on September 20th to September 22nd, 2021.

I am responsible for authoring Item 16 and co-authoring Items 1, 2, 3, 25, and 26 of the technical report.

I am independent of Eldorado Gold Corporation applying the test in Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at North Bay, Ontario, this 31st  day of March 2022.

“Signed and Sealed”

Michael K. Murphy

Michael K. Murphy, P. Eng.

2021 Final Report